Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

January 15, 2007

Catalyst board accepts executive resignations, search for successors underway

Vancouver, BC - Catalyst Paper Corporation’s board of directors today announced that it has accepted the resignations of two executives who have elected to exercise change of control agreements.

Russell J. Horner, president and chief executive officer, and Ralph Leverton, vice-president, finance and chief financial officer, have tendered their resignations. An executive search is underway to identify their successors and both executives have agreed to remain with the company to the end of the next annual meeting of shareholders, to be held on March 28, 2007, or the appointment of successors or interim successors, to assist in the transition.

“Russ stabilized the operational and financial performance of our company during a challenging period of industry restructuring and consolidation,” said board chairman Keith Purchase. “At the same time, Ralph led the cost management and capital refinancing of the business to significantly improve the balance sheet during a protracted downturn in this cyclical sector.

“We appreciate their loyalty, dedication and willingness to facilitate a smooth transition as the board completes its selection of new executives who will build on the fundamental strengths of the business.”

Mr. Horner worked for Catalyst and its predecessor companies for more than 30 years. Prior to his appointment to lead Catalyst Paper, he served as chief operating officer Australasia for Fletcher Challenge Paper, president and chief operating officer of Fletcher Challenge Canada and president and chief executive officer of Norske Skog Canada. In 2001, he guided the merger of Norske Skog Canada and Pacifica Papers to create NorskeCanada, which was renamed Catalyst Paper in 2005.

During Mr. Horner’s tenure, Catalyst Paper set new benchmarks for safety, and community and environmental group relations in British Columbia.

Mr. Leverton joined Catalyst in 1999 after holding executive positions at Pope & Talbot and Harmac Pacific and a variety of financial positions with MacMillan Bloedel.

The recent acquisition by Third Avenue Management LLC of an additional 39 million common shares of Catalyst on behalf of various client accounts, exceeding a 25% threshold established under the executives’ agreements with Catalyst, constituted a change of control under such agreements. Under the terms of the control change agreement, Mr. Horner and Mr. Leverton are entitled to receive change of control and pension benefits totalling $4,779,865 and $1,582,546, respectively, on the date that their employment ends.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-654-4212